
03056629


PROCESSING
SEC MAIL
2003
207

0-3024 AR/S

P.E

STAYING THE COURSE

2002 ANNUAL REPORT



NewUlmTelecom, Inc.

CR

CORPORATE PROFILE

New Ulm Telecom, Inc. owns and operates three independent telephone companies serving the following communities and their adjacent rural areas:

Courtland, MN	Essig, MN	Klossner, MN
New Ulm, MN	Redwood Falls, MN	Sanborn, MN
Searles, MN	Springfield, MN	Aurelia, IA

The main office is located in New Ulm, MN, with three additional offices located in Redwood Falls, MN, Springfield, MN and Aurelia, IA.

The company's primary line of business is providing local telephone service and access to long-distance telephone service through its local exchange network. In addition:

- New Ulm Telecom, Inc.'s broadband capabilities provide high speed DSL Internet access and Digital Video TV service to subscribers in the Minnesota communities of New Ulm, Courtland, Essig, Searles, and Redwood Falls. High speed DSL Internet access is also offered in Springfield, MN and Aurelia, IA.
- New Ulm Telecom, Inc. operates six cable television systems. Five of these systems are located in the Minnesota communities of New Ulm, Courtland, Jeffers, Redwood Falls, and Sanborn, and the sixth one is located in Aurelia, IA.
- New Ulm Telecom, Inc. is an owner and authorized agent of Midwest Wireless, a provider of digital wireless communication services in areas of Minnesota, Iowa and Wisconsin.

CONTENTS

FINANCIAL HIGHLIGHTS

Selected Income Statement Data:

	YEAR END DECEMBER 31				
	2002	2001	2000	1999	1998
Operating Revenues	$14,334,243	$13,334,822	$12,485,337	$11,757,082	$10,478,643
Operating Expenses	10,753,858	9,406,647	8,145,769	7,106,612	6,333,981
Operating Income	3,580,385	3,928,175	4,339,568	4,650,470	4,144,662
Other Income (Expenses)	3,043,946	810,702	829,696	1,132,540	1,230,569
Income Taxes	2,634,350	1,970,639	2,206,137	2,136,011	2,136,011
Net Income	3,989,981	2,768,238	2,963,127	3,329,423	3,239,220
Basic and Diluted Net Income Per Share	.78	.54	.57	.64	.62
Dividends Per Share	.33	.33	.33	.32	.36

Selected Balance Sheet Data:

	YEAR END DECEMBER 31				
	2002	2001	2000	1999	1998
Current Assets	$5,226,671	$7,202,902	$4,182,561	$4,235,750	$5,223,431
Current Liabilities	5,369,847	3,010,930	2,708,359	2,013,263	2,332,221
Working Capital	(143,176)	4,191,972	1,474,202	2,222,487	2,891,210
Total Assets	53,311,383	42,851,780	34,958,288	27,027,069	26,043,448
Long-Term Debt	22,667,091	17,566,666	9,857,333	3,300,000	3,666,666
Stockholders' Equity	24,130,220	21,844,756	21,766,504	20,552,582	18,868,991
Book Value Per Share	4.72	4.27	4.19	3.95	3.63

All per share amounts have been adjusted to reflect a three-for-one stock split effective January 10, 2002.

TO OUR SHAREHOLDERS

2002 was a record-breaking year for New Ulm Telecom, Inc. We are especially proud of these results given troubled times for the overall business and economic environment.

New Ulm Telecom's success is a result of staying the course. This course began in the early 1990's when we started developing strategies to grow our business beyond telephone service. We made a plan, we worked the plan, and our plan is working!

Staying the course requires company-wide commitment to living our mission and values. New Ulm Telecom management and staff demonstrate that commitment every day. They are innovative in developing products and services, and steadfast in operating by our core values.

Opening our new office in Redwood Falls, MN last summer was another important milestone on our course. That community's needs for new technology fit with New Ulm Telecom's desire for growth. Based on initial results, which have exceeded projections, our expansion into this new market is truly a win/win opportunity.

We also recognize the continuing contributions of our subsidiary operations in Springfield, MN and Aurelia, IA. They do an excellent job of managing the challenges and opportunities of their respective markets.

OPERATING HIGHLIGHTS

New Ulm Telecom, Inc. exceeded its operating budgets and goals for 2002.

- Operating expenses for 2002 increased 14.3% from the previous year.
- Net income for the year exceeded $3.9 million.
- Operating revenues grew 7.5% in 2002.
- Dividends paid to shareholders in 2002 were $.33 per share.

MISSION

To provide value-enhanced communication solutions with superior service provided by customer-focused employees. Our company will balance innovation with risk to enable the growth and prosperity of customers, employees and shareowners, while partnering in the progress of our communities.

VALUES

We believe/believe in ...

- The highest levels of integrity, honesty, and ethical standards in all that we do.
- A customer is of primary importance and deserves our best service, attitude and consideration.
- An environment that empowers employees to achieve excellence in all activities.
- Active participation to the continual quality-of-life advancements in our community.
- Being good stewards in managing our resources.

We have always placed great importance on our fiduciary responsibilities to shareholders and the investment community. The New Ulm Telecom, Inc. Audit Committee has been a standing committee for many years and acts independently of the board as a whole.

Our Audit Committee is responsible for overseeing that all company financial reports reflect sound accounting practices, based on a strict code of ethics and full disclosure of all relevant financial assumptions and information. The committee is also a resource for confidential, anonymous submissions from any employee who has concerns about accounting or auditing matters they may witness internally.

As a result of growing public concern over corporate financial and accounting practices, Congress enacted legislation which is now known as the Sarbanes-Oxley Act of 2002. New Ulm Telecom, Inc. is in full compliance with this new legislation and has taken additional measures to help maintain the confidence of our shareholders:

- A full copy of the Audit Committee charter is included as part of this year's proxy statement.
- Provisions of the charter dealing with whistle-blower protection have been reviewed with all employees.
- Ongoing ethics and financial literacy training is being provided for members of the board and senior management.
- The independent accounting firm of Kiesling Associates LLP will audit the company's financial statements. Olsen Thielen & Co. will continue to handle the company's non-audit accounting needs. (This separation of duties was mandated by the new legislation.)



James P. Jensen Chairman of the Board

Bill Otis President

"One of our greatest assets is having employees, managers, officers, and directors who demonstrate the highest levels of honesty, integrity, and ethics in their work for New Ulm Telecom and its customers."

New Ulm Telecom, Inc. is an owner and authorized agent of Midwest Wireless, based in Mankato, MN and serving areas of Minnesota, Iowa and Wisconsin. Midwest Wireless had an excellent year.

New Ulm Telecom, Inc. is also one of eight owners of Fibercomm L.C, a Competitive Local Exchange Company (CLEC) in Sioux City, IA. That company had a break-even year.

LOOKING AHEAD

We will continue to stay the course in working to meet our financial and operating goals through:

- progressive marketing of our products,
- superior, customer-focused service, and
- active participation in our communities.

Staying the course does not exclude new opportunities. We will continue to work our plan, while carefully evaluating additional strategies that may contribute to our goal of long-term growth and profitability for the benefit of our shareholders.

We appreciate your confidence in New Ulm Telecom, Inc. and thank you for your continued support.



Dreaming about the future is a catalyst for innovation. Prudent planning is the root of meaningful change. Both were important to how NU-Telecom grew from delivering local telephone service to **providing the best solutions for video, Internet and telecommunications.**

COURSE FOR GROWTH CHARTED

The vision to make New Ulm Telecom more than the local telephone company began in the early 1990's as the company was considering strategies for future growth and profitability.

Customers' growing interest in high-tech communication, information and entertainment services helped drive the company's decision to grow their business by expanding their product line.

Plans were made to move NU-Telecom from delivering local telephone service to providing the best solutions for video, Internet and telecommunications.

After evaluating various options for the delivery of new products, NU-Telecom decided to incorporate advanced, high bandwidth, bi-directional technology. While this would be a significant expense in the near term, it also presented the greatest potential for profitability and viability over time. Without this new technology, NU-Telecom had limited capacity to serve growing customer demand for more lines and greater bandwidth for Internet usage.

NU-Telecom's multi-million dollar technology up-grade and expansion began in the summer of 1999 and was completed in the fall of 2000.

TECHNOLOGY UPGRADED AND EXPANDED

NU-Telecom's multi-million dollar technology up-grade enabled digital data streams for voice, video and data signals to flow along the same lines. As a result, customers would have access to innovative solutions for communication, information and entertainment.



With new technology in place, NU-Telecom launched Digital Video TV and High-Speed DSL Internet. NU-Telecom customers can watch TV, surf the Internet and talk on the telephone at the same time, through a single connection.

NU-Telecom designed their new products with *choice* and *convenience* for customers. Bundled service options offer discount pricing for customers who subscribe to both Digital Video TV and High-Speed DSL Internet. Digital Video TV subscribers can choose from various program packages, based on their viewing and budget preferences.

All NU-Telecom customers enjoy the convenience of one-call service for any NU-Telecom products, plus consolidated billing with one itemized monthly statement.

NEW PRODUCTS LAUNCHED



NU-Telecom now offers the best solutions for video, Internet and telecommunications:

- **Digital Video TV**
- **Internet and High-Speed DSL**
- **Telephone Services including Phone Store**
- **Wireless Phones and Services**
- **Business Services**
- **Networking and Data Services**

Expanding into new product areas required a more progressive approach to doing business in order for NU-Telecom to compete effectively. The company sharpened their focus on:

- **Needs-based consultative selling**
- **Customer-focused superior service**
- **Proactive community involvement**



MARKETING STRATEGIES ADVANCED

For many years – dating back to 1905 when the company was founded – NU-Telecom was essentially a single service provider and the only option for local customers. Expanding into new product areas required a more progressive approach to doing business in order for the company to compete effectively.

A comprehensive marketing plan was implemented to help maximize the promotion of new products and services. The plan included media advertising, direct mail, customer sales and service training for all employees, point of sale promotional pieces and public relations through community involvement.

These strategies were consistent with NU-Telecom's mission and value statements and critical to achieving growth through new product subscriptions.

The company's growth and expansion was reflected in the opening of two new offices in the last two years.

The relocation of corporate headquarters in New Ulm in September of 2001 satisfied the need for more space to accommodate expanded technology and support services for new products. In addition, the move provided an opportunity to locate and design space to help enhance customer service efforts and product marketing opportunities.

Several years ago, NU-Telecom identified a new market opportunity in Redwood Falls, MN. That community's need for new technology fit NU-Telecom's desire for growth so the company proceeded with plans to open a new office and offer their complete line of services. The Redwood Falls office opened in June of 2002 with new subscriptions exceeding initial projections.

NEW OFFICES OPENED



September 2001: *New Ulm Telecom, Inc. relocated its corporate headquarters to a newly renovated building in the heart of the New Ulm business district.*
June 2002: *NU-Telecom opened a new office in Redwood Falls, MN, offering the company's complete line of products and services.*

The course for growth has been a rewarding journey for NU-Telecom. Results for 2002 affirm this, as the company has exceeded their operating goals and achieved a record breaking year in key financial areas.

A CONTINUED COURSE FOR GROWTH



NU-Telecom continued to stay the course throughout 2002 as demonstrated through:

New product options and enhancements:

- **Gateway Re-Sales:** for businesses and individuals who want assistance in selecting, purchasing and installing new Gateway Computer equipment.
- **64K DSL:** an economical Internet service for people who want the convenience of an all-time connection through a single line, but don't need high speed.
- **Rural DSL:** high speed Internet service available to rural New Ulm residents.

Customer training offered for:

- Search methods on the Internet
- E-mailing techniques
- Programming a VCR to record Digital Video TV
- eBusiness workshops for business customers

Community involvement was actively demonstrated by NU-Telecom and its employees throughout 2002 as they continued to participate in and support the lives of their communities.



NEW ULM TELECOM, INC. AND SUBSIDIARIES FINANCIALS

CONTENTS

SELECTED FINANCIAL DATA

Selected Income Statement Data:

	Year Ended December 31				
	2002	2001	2000	1999	1998
Operating Revenues	$ 14,334,243	$ 13,334,822	$ 12,485,337	$ 11,757,082	$ 10,478,643
Operating Expenses	10,753,858	9,406,647	8,145,769	7,106,612	6,333,981
Operating Income	3,580,385	3,928,175	4,339,568	4,650,470	4,144,662
Other Income (Expenses)	3,043,946	810,702	829,696	1,132,540	1,230,569
Income Taxes	2,634,350	1,970,639	2,206,137	2,136,011	2,136,011
Net Income	3,989,981	2,768,238	2,963,127	3,329,423	3,239,220
Basic and Diluted Net Income Per Share	.78	.54	.57	.64	.62
Dividends Per Share	.33	.33	.33	.32	.36

Selected Balance Sheet Data:

	Year Ended December 31				
	2002	2001	2000	1999	1998
Current Assets	$ 5,226,671	$ 7,202,902	$ 4,182,561	$ 4,235,750	$ 5,223,431
Current Liabilities	5,369,847	3,010,930	2,708,359	2,013,263	2,332,221
Working Capital	(143,176)	4,191,972	1,474,202	2,222,487	2,891,210
Total Assets	53,311,383	42,851,780	34,958,288	27,027,069	26,043,448
Long - Term Debt	22,667,091	17,566,666	9,857,333	3,300,000	3,666,666
Stockholders' Equity	24,130,220	21,844,756	21,766,504	20,552,582	18,868,991
Book Value Per Share	4.72	4.27	4.19	3.95	3.63

All per share data has been restated to reflect the three-for-one stock split effective January 10, 2002

BUSINESS DESCRIPTION

General

New Ulm Telecom, Inc. (the Company) was incorporated in 1905 under the laws of the State of Minnesota, with headquarters in New Ulm, Minnesota. The Company's principal line of business is the operation of local exchange telephone companies (LECs). In the telecommunications industry, local exchange companies generate the largest share of total revenues. The Company's core business is the operation of three LECs. This business consists of connecting customers to the telephone network, providing switched service and dedicated private lines, connecting customers to long distance service providers and providing many other services associated with LECs. The Company also provides cable television services, internet access services, long distance service and installs and maintains telephone systems to the areas surrounding its LEC service territory in southern Minnesota and northern Iowa. In addition, the Company undertook business startup initiatives in the competitive local exchange carrier business in 2002.

The five wholly-owned subsidiaries of New Ulm Telecom, Inc. and the business segments in which they operate are:

NEW ULM TELECOM SECTOR
- New Ulm Telecom, Inc. (NUT) - Parent Company, a Minnesota Corporation

WESTERN TELEPHONE SECTOR
- Western Telephone Company (WTC), a Minnesota Corporation

PEOPLES TELEPHONE SECTOR
- Peoples Telephone Company (PTC), an Iowa Corporation

NEW ULM PHONERY SECTOR
- New Ulm Phonery, Inc. (Phonery), a Minnesota Corporation

CELLULAR SECTOR
- New Ulm Cellular #9, Inc. (Cell #9), a Minnesota Corporation, containing only the investment income from Midwest Wireless Holdings L.L.C. (MWH)

OTHER SECTOR
- New Ulm Long Distance, Inc. (NULD), a Minnesota Corporation
- Cell #9, a Minnesota Corporation, containing only the operating activities of Cell #9

The Company and its subsidiaries are engaged in businesses that provide services to their customers for a fee. These services are repetitive and recurring, and, as a result, backlog orders and seasonality are not significant factors. Working capital requirements primarily involve the funding of the construction and maintenance of telephone fixed assets, the payroll costs of highly skilled labor and the inventory to service its telephone equipment customers.

The materials and supplies which are necessary for the operation of the businesses of New Ulm Telecom, Inc. and its subsidiaries are available from a variety of sources, and no future supply problems are anticipated. All of the Company's incumbent local exchange carrier (ILEC) and competitive local exchange carrier (CLEC) central office switches are the Nortel Brand. Nortel is a leading supplier of communications equipment, and the Company's dependence on this brand is not viewed as a significant risk. In addition, the Company invested heavily in digital loop carrier equipment in New Ulm, Minnesota and Redwood Falls, Minnesota. This equipment is manufactured by Next Level Communicaions, which allows the Company to offer the converged services of voice, video and high speed internet access utilizing one platform. The Company's dependence on this brand is not viewed as a significant risk.

Patents, trademarks, licenses, franchises and concessions are not significant in the businesses of the Company or its subsidiaries.

The Company and its subsidiaries are not dependent upon any single customer or small group of customers. There is no customer that accounts for ten percent or more of the Company's consolidated revenues.

There is no material portion of the businesses of the Company or its subsidiaries, which may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government.

The Company and its subsidiaries do not foresee any material investment in any new products or services.

The Company and its subsidiaries operate only in southern Minnesota and northern Iowa and have no foreign operations, customers or assets.

The Company and its subsidiaries do not engage in material research and development activities.

The Company does not have any collective bargaining agreements with its employees.

As of December 31, 2002, the Company had 63 full-time equivalent employees.

Acquisitions

The dissolution, in January 2002, of Cherokee Cellular, Inc. (CCI) and Three Lakes Cellular, Inc. (TLCI), which is explained in the Disposition section below, allowed the Company to increase its direct ownership in MWH. PTC acquired an additional 12,050 units in MWH through the dissolution of these two C-Corporations.

The dissolution of TLCI allowed PTC to acquire additional units in MWH. PTC acquired 12,295 units from other partners in Three Lakes Cellular, Inc. for approximately $1,940,000 in cash. The gain on dissolution is in the Peoples Telephone Company Sector and the investment income subsequent to this transaction is recorded in the Cellular Investment Sector.

Dispositions

In January of 2002, Cherokee Cellular, Inc. (CCI) and Three Lakes Cellular, Inc. (TLCI), which contained units of MWH, dissolved. These corporations contained MWH units. PTC had a partnership interest in each corporation. The C Corporations entered into a transaction that allowed CCI and TLCI to transfer MWH shares directly to the partners. The partners of CCI and TLCI assumed an increase in the value of MWH resulting in a taxable gain and felt this decision will minimize future taxes upon the appreciation in value of MWH. The transaction contained no cash. Recognition of the gain occurred due to the step up value resulting in the appreciation of the value of MWH. The Company recorded a pre-tax gain of $1,157,915 ($697,065 net of tax).

INDUSTRY SEGMENTS FINANCIAL DATA

Financial information about New Ulm Telecom, Inc.'s industry segments is included on Pages 41-43 and in the Notes to Consolidated Financial Statements beginning on Page 35 of this Annual Report.

Industry Segments

The Company's operations are conducted in the following five segments:

New Ulm Telecom Sector

NUT is an independent telephone company which is regulated by the Minnesota Public Utilities Commission (MPUC). NUT has not experienced a major change in the scope or direction of its operations during the past year. At December 31, 2002, the Company served 13,500 access lines. NUT provides telephone service in Minnesota to the cities of New Ulm, Courtland, Klossner, Searles, Redwood Falls (city only) and the adjacent rural areas in Brown, Nicollet and Blue Earth counties in south central Minnesota approximately 90 miles southwest of Minneapolis, Minnesota. NUT operates three cable television systems in Minnesota (in the cities of New Ulm, Courtland and Redwood Falls), servicing approximately 2,300 customers.

NUT derives its principal revenues from local service charges to its subscribers and access charges to interexchange carriers for providing access to the long distance network. Revenues are also received from long distance carriers for providing the billing and collection of long distance toll calls to subscribers.

Alternatives to NUT service include customers leasing private line switched voice and data services in or adjacent to the territories served by NUT, which permits the bypassing of local telephone facilities. In addition, microwave transmission services, wireless communications, fiber optic and coaxial cable deployment and other services permit bypass of the local exchange network. These alternatives to local exchange service represent a potential threat to NUT's long-term ability to provide local exchange services at economical rates.

In order to meet this competition, NUT has deployed new technology for its local exchange network to increase operating efficiencies and to provide new services to its customers. These new technologies include the latest release of digital switching technology on all of NUT's switches and installation of SS7 (an out-of-band system) for all of its access lines. NUT has also begun construction (anticipated to be completed in 2003) of a fiber ring (redundant route designs which allow traffic to re-route if trouble appears in the line) that will protect its interexchange network, which NUT believes will enable it to provide a very reliable level of service to its customers. The utility of the local network is also enhanced by the ability to offer high speed internet (digital subscriber line, or DSL) to 90% of its customers. In addition, NUT has enhanced the network to offer video services over the same facilities that provide its customers with voice and internet access. This technology is available to approximately 65% of its access lines.

NUT currently has competition in the provision of plain old telephone service (POTS) in Redwood Falls, Minnesota. The incumbent provider is Qwest (NUT entered Redwood Falls as a CLEC in September 2002). Competition does not currently exist in the other communities and areas served by NUT for POTS. NUT's competitor for video services in New Ulm, Minnesota is the incumbent of Time Warner. In Redwood Falls, Minnesota the incumbent is Mediacom. NUT constantly responds to competitive pressure with active programs to market products and to enhance its infrastructure for higher customer satisfaction.

Competition also exists for some of the services provided by interexchange carriers, such as customer billing services, dedicated private lines, and network switching. This competition comes primarily from the interexchange carriers themselves. The provision of these services is of a contractual nature and is primarily controlled by the interexchange carriers. Other services, such as directory advertising, operator services and cellular communications, are open to competition. Competition is based primarily on service and experience.

Western Telephone Sector

WTC is an independent telephone company which is regulated by the Minnesota Public Utilities Commission (MPUC). WTC has not experienced a major change in the scope or direction of its operations during the past year.

At December 31, 2002, WTC served 2,500 access lines. WTC provides telephone service in Minnesota to the cities of Springfield, Sanborn and the adjacent rural areas in Brown and Redwood counties in south central Minnesota approximately 120 miles southwest of Minneapolis, Minnesota. WTC operates two cable television systems in Minnesota (in the cities of Sanborn and Jeffers), servicing approximately 220 customers.

WTC derives its principal revenues from local service charges to its subscribers and access charges to interexchange carriers for providing access to the long distance network. Revenues are also received from long distance carriers for providing the billing and collection of long distance toll calls to subscribers.

Alternatives to WTC service include customers leasing private line switched voice and data services in or adjacent to the territories served by WTC, which permits the bypassing of local telephone facilities. In addition, microwave transmission services, wireless communications, fiber optic and coaxial cable deployment and other services permit bypass of the local exchange network. These alternatives to local exchange service represent a potential threat to WTC's long-term ability to provide local exchange services at economical rates.

In order to meet this competition, WTC has deployed new technology for its local exchange network to increase operating efficiencies and to provide new services to its customers. These new technologies include the latest release of digital switching technology on all of WTC's remote switches and installation of SS7 (an out-of-band system) for all of its access lines. WTC has also begun construction (anticipated to be completed in 2003) of a fiber ring (redundant route designs which allow traffic to re-route if trouble appears in the line) that will protect its interexchange network, which WTC believes will enable it to provide a very reliable level of service to its customers. The utility of the local network is also enhanced by the ability to offer high speed internet (digital subscriber line, or DSL) to 90% of its customers. In addition, WTC is planning to enhance its network to offer video services over the same facilities that provides its customers with voice and internet access in 2003.

WTC does not currently have competition in the provision of POTS. Competition does exist for some of the services provided by interexchange carriers, such as customer billing services, dedicated private lines, and network switching. This competition comes primarily from the interexchange carriers themselves. The provision of these services is of a contractual nature and is primarily controlled by the interexchange carriers. Other services, such as, directory advertising, operator services and cellular communications, are open to competition. Competition is based primarily on service and experience.

Peoples Telephone Sector

PTC is an independent telephone company which is regulated by the Iowa Utilities Board (IUB). PTC has not experienced a major change in the scope or direction of its operations during the past year. At December 31, 2002, PTC served 900 access lines. PTC provides telephone service in Iowa to the city of Aurelia and the adjacent rural areas in Cherokee and Buena Vista counties in northwestern Iowa approximately 60 miles east of Sioux City, IA. PTC operates one cable television system in Iowa (in the city of Aurelia), servicing approximately 370 customers.

PTC derives its principal revenues from local service charges to its subscribers and access charges to interexchange carriers for providing access to the long distance network. Revenues are also received from long distance carriers for providing the billing and collection of long distance toll calls to subscribers.

Alternatives to PTC service include customers leasing private line switched voice and data services in or adjacent to the territories served by PTC, which permits the bypassing of local telephone facilities. In addition, microwave transmission services, wireless communications, fiber optic and coaxial cable deployment and other services permit bypass of the local exchange network. These alternatives to local exchange service represent a potential threat to PTC's long-term ability to provide local exchange services at economical rates.

In order to meet this competition, PTC has deployed new technology for its local exchange network to increase operating efficiencies and to provide new services to its customers. These new technologies include the latest release of digital switching technology in PTC's remote switch and installation of SS7 (an out-of-band system) for all of its access lines. PTC has also constructed a fiber ring (redundant route designs which allow traffic to re-route if trouble appears in the line) that protects its interexchange network, which allows PTC to provide a very reliable level of service to its customers. The utility of the local network is also enhanced by the ability to offer high speed internet (digital subscriber line, or DSL) to 70% of its customers.

PTC does not currently have competition in the provision of POTS. Competition does exist for some of the services provided by interexchange carriers, such as customer billing services, dedicated private lines, and network switching. This competition comes primarily from the interexchange carriers themselves. The provision of these services is of a contractual nature and is primarily controlled by the interexchange carriers. Other services such as directory advertising, operator services and cellular communications, are open to competition. Competition is based primarily on service and experience.

PTC owns a 12.59% interest in Fibercomm, L.C., a limited liability company, that provides competitive local exchange service in Sioux City, IA. In addition, PTC owns a 2.34% interest in MWH.

New Ulm Phonery Sector

Phonery is a non-regulated telecommunications business which provides internet services, sells and services telephone apparatus, toll transport services and provides voicemail services on a retail level primarily in the areas served by the New Ulm Telephone Sector, Western Telephone Sector and Peoples Telephone Sector. The Phonery specializes in the quality custom installation and maintenance of local networking and transport solutions in telecommunications for end user customers.

There are a number of companies engaged in the sale of telephone equipment at the retail level competing with the Phonery. Several companies also compete with the Phonery in providing internet services. Competition is based primarily on price, service, and experience. No company is dominant in this field.

Cellular Sector

Cell #9 owns a 7.58% and PTC owns a 2.34% interest in a limited liability company, MWH, that provides cellular phone service in southern Minnesota, northwestern Iowa and southwestern Wisconsin (See Note 4 of Consolidated Financial Statement). Cell #9 and PTC, in this sector, derive their equity earnings from their percentage ownership in MWH. The MWH investment is a separate segment that is recorded on the equity method of accounting.

Other Regulation

The Company and its subsidiaries anticipate no material affects on their capital expenditures, earnings or competitive position because of laws relating to the protection of the environment.

Other Competition

As a result of the Telecommunications Act of 1996, telephone companies no longer have an exclusive franchise service area. Under the law, competitors may offer telephone service to the Company's customers and request access to the Company's local network facilities. The law also permits existing telephone companies to offer telephone service outside their existing franchise service area. The law includes universal service provisions, interconnection requirements, and rules mandating how competition will be implemented. The Federal Communications Commission (FCC) and state regulatory agencies are responsible for establishing rule making procedures to implement the law. The rule making procedures are not complete and a number of court cases have already been filed challenging various aspects of the rules and procedures. Until the rule-making procedures are complete and the court issues settled, the Company cannot predict how the new law will affect its business.

Since the mid-1990's New Ulm Telecom, Inc.'s business strategy has been to position itself as a "one-stop" telecommunications provider. The Company believes that its customers value the fact that it is the "local company" whose goal is to meet the customers' total communications needs. The Company believes that it has several competitive advantages: its prices and costs are low; its service quality and reputation are high; its commitment to the communities it services is unparalleled; its investment in technology is strong and it has a direct billing relationship with almost all of the customers in its service territories.

The long-range effect of competition on the provision of telecommunications services and equipment will depend on technological advances, regulatory actions at the state and federal levels, court decisions, and possible additional future state and federal legislation. The trend resulting from past legislation has been to expand competition in the telecommunications industry.

Forward Looking Statements

This Annual Report to Shareholders contains forward-looking statements that are based on management's current expectations, estimates and projections about the industry in which the Company operates and management's beliefs and assumptions. Such forward-looking statements are subject to important risks and uncertainties that could cause the Company's future actual results to differ materially from such statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and probabilities, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, whether as a result of new information, future events or otherwise. Factors that might cause differences include:

- increased competition in core business sectors which may decrease market share and/or effect the pricing of services or products;
- the ability to retain key employees;
- changing market conditions which may affect growth rates in the industry;
- the ability to secure financing for future expansion and operations;
- the ability to improve operations with new technologies;
- the investment in technological innovations which may affect future capital needs;
- the continuation of historical trends;
- the economy in general;
- the future of the communications industry and communications services;
- the effect of legal and regulatory changes which may have an effect on business;
- sufficient cash generation from current operations to fund future liquidity needs;
- other risk and uncertainties which may affect the operating results.

Additional information concerning these and other factors that could cause actual results or events to differ materially from current expectations are contained herein. You are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date on which they were made. Except as otherwise required by law, the Company undertakes no obligation to update any of its forward-looking statements for any reason.

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is not traded on an exchange or in the over-the-counter market, as such, it has a limited market. As of December 31, 2002, there were approximately 1,309 holders of record of the Company's common stock.

Our common stock is traded on the OTC Bulletin Board under the symbol "NULM." The table below sets forth the approximate high and low closing prices for our common stock for the periods indicated as reported by the OTC Bulletin Board. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Common Stock	
	High	Low
2002		
1st quarter	$ 12.50	$ 11.37
2nd quarter	$ 11.40	$ 11.35
3rd quarter	$ 11.00	$ 11.00
4th quarter	$ 10.45	$ 9.25
2001		
1st quarter	$ 11.67	$ 9.37
2nd quarter	$ 9.50	$ 9.25
3rd quarter	$ 9.83	$ 9.70
4th quarter	$ 10.25	$ 9.68

Dividends

Dividends were declared quarterly in 2002, 2001 and 2000.

Dividends were $.33 in 2002, $.33 in 2001 and $.33 per share in 2000. The dividends per share data have been restated to reflect the three-for-one stock split effective January 10, 2002. The amount of any dividends or increase to dividends will be decided by the Board of Directors based on anticipated earnings, capital requirements and the operating and financial condition of the Company.

Results of Operations for 2002, 2001 and 2000

As previously described, the Company operates five business segments; the majority of its operations consist of four segments that provide telephone and related ancillary services, and cable television services to several communities in Minnesota and Iowa. A fifth segment has a 9.92% interest in MWH and records this investment on the equity method of accounting. The equity method is used due to the influence the Company has over the operations and management of this L.L.C.

Consolidated Results of Operations

- 2002 consolidated revenues were $14,334,000, compared with $13,334,000 in 2001, an increase of $1,000,000 or 7.5%. The New Ulm Telecom sector provided $940,000 of the increase with the continued success of its new service offerings: digital video and digital subscriber line (DSL), which began in 2001, and the introduction of competitive local exchange services in Redwood Falls, Minnesota. New Ulm Telecom, Inc. invested $7,800,000 in its infrastructure, which allowed it to enhance its local network, offer new services to its subscribers, and expand its service territory to Redwood Falls, Minnesota. All other segments had no material change.

- 2002 consolidated operating expenses were $10,754,000, compared with $9,407,000 in 2001, an increase of $1,347,000 or 14.3%. The New Ulm Telecom sector provided $1,061,000 of the increase, with $619,000 of the increase attributed to depreciation expense and $246,000 of the increase reflecting interexchange carrier (IXC) write-off of receivables due to the bankruptcies of WorldCom and Global Crossing, and $196,000 of the increase reflecting the additional general and administrative expenses associated with the steps taken by the Company to compete in all aspects of communication services and to provide exceptional customer service for our complete array of products and services and the introduction of CLEC services in Redwood Falls, Minnesota. The Western Telephone Company and Peoples Telephone Company segments also saw significant increases in operating expenses due to the write-off of bankrupt carrier receivables. The bankruptcy write-offs total $154,000 for these two sectors. Total company write-offs of bankrupt carrier receivables in fiscal year 2002 were $400,000.

- 2002 consolidated net income was $3,989,000 compared with $2,768,000 in 2001. The increase in consolidated net income was $1,231,000 or 44.4%. The increase was attributed to the pretax gain of $1,157,000 ($697,000 after tax) of the dissolution of the two corporations within the Peoples Telephone sector and the pretax increase in partnership income from MWH of $1,580,000 ($950,000 after-tax) due to MWH's increase in profitability and the direct ownership increase in MWH attributable to the dissolution of the two cellular corporations in Iowa and the additional units purchased at the time of that dissolution.

- 2001 consolidated revenues were $13,334,000, compared with $12,485,000 in 2000, an increase of $849,000 or 6.8%. The NUT sector provided $702,000 of the increase with the introduction of new service offerings: digital video and digital subscriber line (DSL). NUT invested $8,000,000 in its infrastructure, which allowed it to enhance its local network and offer these new services to its subscribers. All other segments had no material change.

- 2001 consolidated operating expenses were $9,406,000, compared with $8,146,000 in 2000, an increase of $1,260,000 or 15.5%. The New Ulm Telecom, Inc. sector provided $1,156,000 of the increase, with $756,000 of the increase attributed to depreciation expense. The remaining $400,000 is associated with additional expenses (programming fees, transport costs, employee costs, advertising) incurred with the introduction of video services offered in the City of New Ulm, Minnesota.

- 2001 consolidated net income was $2,768,000 compared with $2,963,000 in 2000. The decrease in consolidated net income was $195,000 or 6.6%.

In the Segment operations discussions which follow, specific discussion of year-to-year changes by segment are given. An overall review of the year-to-year changes in Company operations is provided in the following table:

Summary of Operations before Intercompany Eliminations

	2002	2001	2000
Year Ended December 31:			
Operating Income;			
New Ulm Telecom	$ 1,076,202	$ 1,193,964	$ 1,648,539
Western Telephone	1,108,959	1,278,040	1,289,103
Peoples Telephone	400,169	490,644	476,003
New Ulm Phonery	825,939	750,750	720,454
Other	169,116	214,777	205,469
Total	3,580,385	3,928,175	4,339,568
Other Income	3,943,563	1,483,044	1,247,739
Interest Expense	(899,617)	(672,342)	(418,043)
Income Taxes	(2,634,350)	(1,970,639)	(2,206,137)
Net Income	$ 3,989,981	$2,768,238	$2,963,127
Basic and Diluted Earnings Per Share	$ .78	$ .54	$ .57
Weighted Average Shares Outstanding	5,115,585	5,135,655	5,196,615

All per share data has been restated to reflect the three-for-one stock split effective January 10, 2002.

Results of Operations by Business Segment

New Ulm Telecom Operations

New Ulm Telecom revenues represent 58.6% of 2002 consolidated operating revenues. Revenues are primarily earned by providing approximately 13,500 customers access to New Ulm Telecom's local network, and by providing interexchange access for long distance network carriers. The New Ulm Telecom segment also earns revenue through billing and collecting for various long distance companies, directory advertising and providing video services (a new venture undertaken in 2001) to its subscribers. The New Ulm Telecom segment also began offering CLEC services in the City of Redwood Falls, Minnesota in September 2002. Total New Ulm Telecom segment revenues have grown 23.6% since 2000. All information contained in this table is before intercompany eliminations.

	2002	2001	2000
Operating Revenues:			
Local Network	$ 3,067,035	$ 2,751,689	$ 2,398,257
Network Access	4,203,193	3,970,146	3,886,447
Other	1,361,520	965,956	701,398
Total Operating Revenues	8,631,748	7,687,791	6,986,102
Cash Operating Expenses	4,586,304	4,062,075	3,661,598
Noncash Operating Expenses	2,969,242	2,431,752	1,675,965
Total Operating Expenses	7,555,546	6,493,827	5,337,563
Operating Income	1,076,202	1,193,964	1,648,539
Net Income	135,360	179,585	775,184
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA[1])	4,045,444	3,625,716	3,324,504
Capital Expenditures	$ 6,828,746	$ 6,723,454	$ 8,507,375

1 EBITDA represents operating income plus depreciation and amortization expense. EBITDA, which is not a measure of financial performance or liquidity under generally accepted accounting principles, is provided because the Company understands that such information is used by certain investors when analyzing the financial position and performance of the Company. Because of the variety of methods used by companies and analysts to calculate EBITDA, and the fact that EBITDA calculations may not accurately measure a company's ability to meet debt service requirements, caution should be used in relying on any EBITDA presentation.

NUT revenues increased $944,000 or 12.3% in 2002 over 2001 and $702,000 or 10.0% in 2001 over 2000.

Local network revenue increased in the New Ulm Telecom segment by $315,000 or 11.5% in 2002 over 2001 and $354,000 or 14.7% in 2001 over 2000. The increases are significant considering the number of access lines decreased 1.1% in 2002 over 2001, due to the adoption of Digital Subscriber Line (DSL) for internet access, and increased only 2.1% in 2001 over 2000. The revenue increases were accomplished with promotion and packaging of vertical services most notably DSL, to supplement basic line charges. DSL, which is used to provide high-speed access to the internet, was responsible for approximately $170,000 of the 2002 increase. The Company also entered into a number of interconnect agreements, which allows competitive providers access to our customers at the local service level, with wireless providers that enhanced local service revenues by $56,000 for 2002 over 2001. Providing enhanced 911 services to our subscribers enabled the Company to increase revenues by $38,000 in 2002 over 2001. Competitive service offerings in Redwood Falls contributed an additional $35,000 in 2002 over 2001. A local service rate increase beginning in February 2001 provided $200,000 additional local service revenues in 2001 over 2000.

Network access revenue increased $233,000 or 5.9% in 2002 over 2001 and $84,000 or 2.2% in 2001 over 2000. Access minutes in 2002 decreased by 7.9% over 2001 and 2001 decreased by 4.4% over 2000. The increases in network access revenue in 2002 were significant considering the decrease in minutes of use and the negative effects of network access pricing, a common industry trend. The New Ulm Telecom segment has invested $22,000,000 in capital expenditures since 2000. These capital expenditures, enhancing this segment's infrastructure, have allowed New Ulm Telecom to receive additional settlements from the National Exchange Carrier Association (NECA). New Ulm Telecom has now become eligible for high-cost loop funding.

Other operating revenues increased $396,000 or 41.0% in 2002 over 2001 and increased $265,000 or 37.8% in 2001 over 2000. Due to the infrastructure enhancements that have taken place since 2000, the New Ulm Telecom segment has been able to begin offering video services over the existing infrastructure. The video product was responsible for $426,000 of enhanced revenues in 2002 as compared to 2001. The CLEC in Redwood Falls provided additional revenues of $20,000 in 2002 over 2001. The take back of billing and collecting services by IXC's resulted in a loss of revenues from 2002 to 2001 of $80,000, for billing and collection revenues.

Cash operating expenses increased $524,000 or 12.9% in 2002 over 2001 and $400,000 or 10.9% in 2001 over 2000. Cash operating expenses have increased due to the write-off of bankrupt carrier receivables totaling $246,000, and the increasing array of services offered, such as video and DSL. The New Ulm Telecom segment realized the need to compete in all aspects of communication services. This realization motivated the segment to enhance its awareness of customer satisfaction, additional services (video and DSL), aggressive marketing (brand recognition) and solutions for our customers' communication needs. The Company is striving for cost efficiencies and technological improvements to maintain its operating margins in the New Ulm Telecom segment.

Noncash operating expenses increased $537,000 or 22.1% in 2002 over 2001 and $756,000 or 45.1% in 2001 over 2000. Depreciation expense is the main cause of these increases. The increase in depreciation expense is reflective of the new investments of $22,000,000 in the segment's infrastructure as mentioned above. These investments have allowed the Company to offer video and DSL services, as well as expand its service territory to Redwood Falls, Minnesota. These increases were offset by a $96,000 decrease in the amortization of goodwill expense, due to new accounting standard SFAS No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

The New Ulm Telecom segment capital expenditures for 2002 were $6,829,000. The single largest construction project consisted of building facilities in Redwood Falls, Minnesota for CLEC activities. The segment had capital projects of $6,723,000 in 2001 and $8,507,000 in 2000 due to the overbuild of the city of New Ulm, allowing NUT to offer video and DSL to its customers utilizing the same infrastructure. The segment's capital budget for 2003 is approximately $1,900,000.

Western Telephone Company Operations

Western Telephone Company revenues represent 15.8% of 2002 consolidated operating revenues. Revenues are primarily earned by providing approximately 2,500 customers access to Western Telephone Company's local network, and in providing interexchange access for long distance network carriers. The Western Telephone Company segment also earns revenue through billing and collecting for various long distance companies, directory advertising, cable television service, and Internet access to its subscribers. Total Western Telephone Company segment revenues have grown .7% since 2000. All information contained in this table is before eliminations.

	2002	2001	2000
Operating Revenues:			
Local Network	$ 497,559	$ 383,139	$ 320,083
Network Access	1,461,871	1,565,633	1,582,366
Other	372,792	392,360	412,986
Total Operating Revenues	2,332,222	2,341,132	2,315,435
Cash Operating Expenses	832,794	677,895	652,117
Noncash Operating Expenses	390,469	385,197	374,215
Total Operating Expenses	1,223,263	1,063,092	1,026,332
Operating Income	1,108,959	1,278,040	1,289,103
Net Income	689,545	798,815	796,541
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA[1])	1,499,428	1,663,237	1,663,318
Capital Expenditures	$ 716,534	$ 181,906	$ 367,813

Western Telephone Company revenues decreased $9,000 or .4% in 2002 over 2001 and $26,000 or 1.1% in 2001 over 2000.

Local network revenue increased in the Western Telephone Company segment by $114,000 or 29.9% for 2002 over 2001 and $63,000 or 19.7% for 2001 over 2000. The increases are significant considering the number of access lines decreased 2.1% in 2002 over 2001 and increased .6% in 2001 over 2000. The revenue increases were accomplished with promotion and packaging of vertical services, most notably, the introduction of DSL, to supplement basic line charges. DSL, which is used to provide high-speed access to the internet, was responsible for approximately $50,000 of the 2002 increase.

The year ending 2002 also realized an increase of $50,000 in revenue due to the billing of certain wireless reciprocal compensation.

Network access revenue decreased $104,000 or 6.6% and $17,000 or 1.1% in 2002 over 2001 and 2001 over 2000, respectively. Access minutes decreased 5.2% in 2002 over 2001 and 2.3% in 2001 over 2000. The negative effects of network access pricing, a common industry trend, will likely erode any potential increases in volume of switched minutes of use, minimizing future increases in network access revenue. The continued utilization of the internet (e-mail, voice-over-IP) and wireless services will continue to decrease the volume of switched minutes of use.

Cash operating expenses increased $154,000 or 22.8% in 2002 over 2001 and $26,000 or 4.0% in 2001 over 2000. The single largest reason for the increase in cash operating expenses was due to the write-off of carrier receivables, $115,000, in 2002. In addition, cash operating expenses have increased due to the number of services offered. The Western Telephone Company segment recognized the need to compete in all aspects of communication services. This realization has motivated the segment to enhance its awareness of customer satisfaction, additional services (DSL), aggressive marketing (brand recognition) and solutions for our customers' communication needs. The Company is striving for cost efficiencies and technological improvements to maintain its operating margins in the Western Telephone Company segment.

Noncash operating expenses increased $5,000 or 1.4% in 2002 over 2001 and $11,000 or 2.9% in 2001 over 2000. Depreciation was the main cause of this increase. This increase was reflective of the steady amount of capital investments. These increases were offset by a $18,000 decrease in the amortization of goodwill expense, due to new accounting standard SFAS No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

The Western Telephone Company segment capital expenditures for 2002 were $716,534, in part due to one time expenditures to construct a fiber route from Sanborn to Redwood Falls. The capital expenditure in 2001 was likely more reflective of a typical year. The segment had capital projects of $182,000 in 2001 and $368,000 in 2000 due to the construction of a fiber route, which is used to provide transport routes to a point of interconnection in Windom, Minnesota.

Peoples Telephone Company Operations

Peoples Telephone Company revenues represent 6.8% of 2002 consolidated operating revenues. Revenues are primarily earned by providing approximately 900 customers access to Peoples Telephone Company's local network, and in providing interexchange access for long distance network carriers. The PTC segment also earns revenue through billing and collecting for various long distance companies, directory advertising, cable television service, and internet access to its subscribers. All information contained in this table is before eliminations.

	2002	2001	2000
Operating Revenues:			
Local Network	$ 150,852	$ 141,654	$ 109,306
Network Access	615,791	690,392	687,666
Other	230,984	210,698	195,179
Total Operating Revenues	997,627	1,042,744	992,151
Cash Operating Expenses	448,508	417,076	397,348
Noncash Operating Expenses	148,950	135,024	118,800
Total Operating Expenses	597,458	552,100	516,148
Operating Income	400,169	490,644	476,003
Net Income	1,347,423	410,652	309,318
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA[1])	549,119	625,668	594,803
Capital Expenditures	$ 118,340	$ 206,403	$ 78,410

Peoples Telephone Company revenues decreased $45,000 or 4.3% in 2002 over 2001 and increased $51,000 or 5.1% in 2001 over 2000.

Local network revenue increased in the Peoples Telephone Company segment by $9,000 or 6.5% in 2002 over 2001 and $32,000 or 29.6% in 2001 over 2000. The increases are significant considering the number of access lines served decreased 2.3% in 2002 over 2001 and increased .3% during 2001 over 2000. The revenue increases were accomplished with promotion and packaging of vertical services, most notably, the introduction of digital subscriber line (DSL), to supplement basic line charges. DSL, which is used to provide high-speed access to the internet, was responsible for approximately $12,000 of the 2002 increase.

Network access revenue decreased $75,000 or 10.8% in 2002 over 2001 and increased $3,000 or .4% in 2001 over 2000. Access minutes decreased 6.1% in 2002 over 2001 and increased 1.7% in 2001 over 2000. The negative effects of network access pricing, a common industry trend, will erode any potential increases in volume of switched minutes of use, minimizing future increases in network access revenue. The continued utilization of the internet (e-mail, voice-over-IP) and wireless services will continue to decrease the volume of switched minutes of use.

Cash operating expenses increased $31,000 or 7.5% in 2002 over 2001 and $20,000 or 5.0% in 2001 over 2000. The single largest reason for the increase in cash operating expenses was due to the write-off of carrier receivables, $39,000, in 2002. Cash operating expenses have increased due to the number of services offered. The Peoples Telephone Company segment recognized the need to compete in all aspects of communication services. This realization has motivated the segment to enhance its awareness of customer satisfaction, additional services (DSL), aggressive marketing (brand recognition) and solutions for our customers' communication needs. The Company is striving for cost efficiencies and technological improvements to maintain its operating margins in the Peoples Telephone Company segment.

Noncash operating expenses increased $14,000 or 10.3% in 2002 over 2001 and $16,000 or 13.7% in 2001 over 2000. Depreciation was the main cause of this increase. This increase was reflective of the steady amount of capital investments totaling $480,388 since 2000.

The Peoples Telephone Company segment capital expenditures for 2002 were $118,000. The single largest construction project consisted of building facilities in the PTC serving area to offer advanced calling features and access to DSL. The segment had capital projects of $206,000 in 2001 and $78,000 in 2000. Capital expenditures in 2002 were more reflective of a typical year.

New Ulm Phonery Operations

New Ulm Phonery represents 14.1% of 2002 consolidated operating revenues. Revenues are earned primarily by sales, installation and service of business telephone systems and data communications equipment and access to internet services in the service areas served by New Ulm Telecom, Inc. (New Ulm, Redwood Falls, Springfield and Sanborn, Minnesota). In addition, the Company leases network capacity to provide additional network access revenues. This segment's expertise is the quality installation and maintenance of wide area networking, local networking and transport solutions in communication to end user customers. All information contained in this table is before eliminations.

	2002	2001	2000
Operating Revenues	$ 2,081,868	$ 1,895,268	$ 1,890,770
Cash Operating Expenses	1,098,341	1,021,336	1,035,045
Noncash Operating Expenses	157,588	123,182	135,271
Total Operating Expenses	1,255,929	1,144,518	1,170,316
Operating Income	825,939	750,750	720,454
Net Income	540,484	482,027	455,572
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA[1])	983,527	873,932	855,725
Capital Expenditures	$ 103,179	$ 432,988	$ 100,549

Phonery revenues increased $187,000 or 9.8% in 2002 over 2001 and $4,000 or .2% in 2001 over 2000. The segment saw a minor increase in internet subscribers in 2002, while the New Ulm Telecom segment benefited from the customer increased demand for DSL. Pricing for internet actually saw a slight decrease in 2001 as more customers opted for DSL access.

Cash operating expenses increased $77,000 or 7.5% in 2002 over 2001 and decreased $14,000 or 1.3% in 2001 over 2000. The increase can be attributed to the need to compete in all aspects of the communication services. This realization has motivated the segment to enhance its awareness of customer satisfaction, additional services (DSL), aggressive marketing (brand recognition) and solutions for our customers' communication needs. Increased emphasis of internet access by our customers has led to increased customer service hours (24x7 access to support), maintenance of facilities, marketing and advertising, and the additional need for larger (more bandwidth) access points. The Company is striving for cost efficiencies and technological improvements to maintain its operating margins in the New Ulm Phonery segment.

Noncash operating expenses increased $34,000 or 27.9% in 2002 over 2001 and decreased $12,000 or 8.9% in 2001 over 2000. The increase was attributable to an increase in depreciation expense, as the sum of the Phonery's capital investments since 2000 have totaled $637,000.

The New Ulm Phonery segment capital expenditures for 2002 were $103,000. Capital expenditures in this segment consisted of enhancements to the internet delivery system focusing on quality of service. The segment had capital projects of $433,000 in 2001, upgrading of voicemail system, and $100,000 in 2000. Capital expenditures in 2002 were more reflective of a typical year.

Cellular Investment

The Cellular Investment sector has a 9.92%, 7.58% and 7.58% in 2002, 2001 and 2000, respectively, ownership in MWH. The Company uses the proportionate method, which applies the Company's ownership percentage to MWH revenues and expenses. Revenues and income continue to grow as MWH adds customers. Acquisitions by MWH in Iowa and Wisconsin in 2000 have had a significant impact on revenues and net income in 2002. In addition, MWH was able to cease amortizing wireless licenses and goodwill from the acquisitions in Iowa and Wisconsin, due to new accounting standard SFAS No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

In 2002, Cellular Investment income increased $1,580,000 or 130.1% over 2001. This is greater than the 60.1% increase in revenues using the proportionate method. This difference is due to greater profitability in the partnership and partly as a result of the adoption of SFAS No. 142 by the partnership. The proportionate method applies the Company's ownership percentage to MWH revenues and expenses. Revenues and income continue to grow as MWH adds customers. Acquisitions by MWH in Iowa and Wisconsin in 2000 had a significant impact on revenues and net income of MWH in 2001 and 2000.

	2002	2001	2000
Cellular Investment Income	$ 2,788,861	$ 1,208,636	$ 981,668
Proportionate Method:			
Operating Revenues	16,139,561	10,031,822	7,795,241
Cash Operating Expenses	10,290,753	6,206,282	4,775,446
Noncash Operating Expense	1,916,390	1,750,489	1,261,780
Total Operating Expenses	12,207,143	7,956,771	6,037,226
Operating Income	3,932,418	2,075,051	1,758,015
Net Income	2,788,861	1,208,636	981,668

Other Income and Interest Expense

Other income (primarily interest and equity in LLC income) was $653,000 higher in 2002 over 2001. The Company recognized a one-time pretax gain of $1,157,000 in 2002 due to the dissolution of two cellular corporations held by the Peoples Telephone segment.

Included in other income is the Company's 12.6% equity ownership in Fibercomm, L.C. The company recorded $290,000 less investment income from Fibercomm, L..C. in 2002 over 2001, due to the write-off of carrier receivables (most notably Global Crossing and WorldCom) by Fibercomm. In 2001, the partnership income was $175,000, an increase of $180,000 over 2000.

Interest expense increased $215,000 in 2002 over 2001 and $254,000 in 2001 over 2000. The increases can be attributed to the new $10 million revolving credit facility obtained in July 2000. The Company refinanced the revolving credit facility on December 28, 2001 with a $15 million term loan and a revolving credit facility of $10 million (total debt outstanding under both facilities at December 31, 2001 was $17,566,666). The term loan facility's weighted average interest rate is variable and was 2.82% at December 31, 2002. The debt was used for a majority of the $22 million in capital expenditures since January 1, 2000, the purchase of additional MWH units of $4.1 million, the early extinguishment of the Phoenix debt (resulting in an early retirement of debt amount of $271,000, which is included in interest expense) and the repurchase of New Ulm Telecom, Inc. stock of approximately $1 million.

Review of Cash Flows

The Company's net working capital of a negative $143,000 at December 31, 2002, was a decrease of $4,335,000 from 2001. The decrease in working capital is a result of intensive capital investment, aggressive payback of CoBank notes, and increased investment in non-current assets (most notably MWH). The 2001 net working capital includes over $3,000,000 of CoBank loan advances received in December 2001. Those funds were expended in the first quarter 2002. They were used to purchase additional common stock investments in two Iowa RSA corporations and early retirement of Phoenix Life Mutual Insurance Company long-term debt. The Company operates in capital intensive businesses. Additions to property, plant and equipment are the Company's largest investing activity, using $22,000,000 of working capital in the three years ended December 31, 2002. The company also invested $4,106,000 in 2002 for the purchase of additional MWH units. For cash flows from financing activities, aside from the routine payment of shareholder dividends and the new levels of indebtedness in 2002 and 2001 (see "Liquidity and Capital Resources" below), the Company used $981,000 to purchase outstanding shares of its common stock in 2001 and retired debt of $4,077,000 in 2002. The Company's largest source of working capital has been its operations, primarily from New Ulm Telecom, Western Telephone Company and Peoples Telephone Company.

Dividends

The Company paid dividends of $1,704,000 in 2002. This was a dividend of $.33 per share, which was the same amount per share as the $.33 per share paid in 2001. The Company's reinvested growth in equity has come about while maintaining dividends to shareholders. The Company has made no announcements or plans to increase the dividend in 2003. Paying at the existing level of dividends is not expected to negatively impact the liquidity of the Company.

Inflation

It is the opinion of management that the effects of inflation on operating revenues and expenses over the past three years have been immaterial. Management anticipates that this trend will continue in the near term.

Share Repurchase Program

The Company's Board of Directors authorized management to repurchase shares of Company common stock through private transactions. During 2000, pursuant to this authorization, the Company repurchased 500 (equivalent of 1,500 shares post split) shares for $17,000, and in 2001 the Company repurchased 26,760 (equivalent of

80,280 shares post split) shares for $981,000. The Company repurchased no shares in 2002. The Company does not currently anticipate share repurchases in 2003.

Regulatory Matters

The Telecommunications Act passed by the federal government in February of 1996 is resulting in significant changes to the telecommunications industry. The FCC is in the process of determining how competition will be implemented by setting standards for wholesale pricing, unbundling local network rates, and interconnection rates. State regulators will also be involved in implementing the transition to a competitive environment, but the exact roles that the FCC and state regulators will play are yet to be fully determined.

The Company's local exchange telephone companies are subject to the jurisdiction of Minnesota and Iowa with respect to a variety of matters, including rates for intrastate access services, the conditions and quality of service and accounting methods. Rates for local telephone service are not established directly by regulatory authorities, but their authority over other matters limits the Company's ability to implement rate increases. In addition, the regulatory process inherently restricts the Company's ability to immediately pass cost increases along to customers unless the cost increases are anticipated and the rate increases implemented prospectively.

State regulators are considering access charge reform. A docket has been opened but no action took place in 2002, and the Company cannot estimate the effect on intrastate access revenues of any future changes.

Interstate access rates are established by a nationwide pooling of companies known as the National Exchange Carriers Association (NECA). The FCC established NECA in 1983 to develop and administer interstate access service rates, terms and conditions. Revenues are pooled and redistributed on the basis of each Company's actual or average costs. There has been a decline in the level of interstate access charges in recent years, and the Company believes this trend will continue. In 2001, the FCC amended the interstate access charge structure and the universal support fund mechanisms. The net effect of these changes are not expected to have a material effect on the Company's interstate access revenues in 2003.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", which is effective for business combinations initiated after June 30, 2001. SFAS 141 requires all business combinations to be accounted for under the purchase method. The Company does not believe adoption of this standard will have an effect on the Company's results of operation or financial position.

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under this statement goodwill determined to have an indefinite life is no longer amortized; however, these assets are reviewed for impairment on a periodic basis.

The goodwill impairment test requires management to determine the fair value of certain of the Company's reporting units (as defined by SFAS 142). The Company determined the fair value of its reporting units using market multiples of earnings or customers noted in sales of similar operations. The Company does not believe that Goodwill was impaired at January 1, 2002 (the adoption date of SFAS 142) or any impairment occurred during 2002.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not believe adoption of this standard will have an effect on the Company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses the accounting and reporting for the disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the

Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption had no impact on the Company's financial position or results of operations.

Liquidity and Capital Resources

Cash provided from operations and access to new debt continues to be the Company's sources of funds. Cash provided from operating activities decreased $465,000 in 2002 and increased $3,120,000 in 2001. In 2002 and 2001, the Company received proceeds of $9,178,000 and $8,576,000 from the draw down of debt, respectively. As of December 31, 2002, after payments (totaling $4,077,821 and $866,667 in 2002 and 2001, respectively) total debt owed by the Company was $22,667,091. The Company is in substantial compliance with the debt service covenants placed upon them by CoBank.

The Company uses variable rate short-term financial instruments as of December 31, 2002. The Company continually monitors the interest rates on its short-term bank loans and long-term senior indebtedness.

The Company's capital budget for 2003 is approximately $2.4 million, which will be financed through internally generated funds. As of December 31, 2002 the Company has no purchase commitments.

The Company has not conducted a public equity offering. It operates with original equity capital, retained earnings and recent additions to indebtedness in the form of senior debt and bank lines of credit. The Company believes its debt to total capital proportions of 45 to 60 percent will be adequate for the foreseeable future.

Factors Affecting Future Performance

The Company's future results of operation and other forward-looking statements are subject to risks and uncertainties, including, but not limited to, the effects of deregulation in the telecommunications industry as a result of the Telecommunications Act of 1996. Such forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from such statements and the Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events or the receipt of new information.

Quantitative And Qualitative Disclosures About Market Risk

The Company does not have operations subject to risks of foreign currency fluctuations, nor does the Company use derivative financial instruments in its operations or investment portfolio. The Company's earnings are affected by changes in interest rates as its long-term debt is based on a national variable rate. If interest rates for the portion of the Company's long-term debt based on variable rates had averaged 10% more for the entire year ended December 31, 2002, the Company's interest expense would have increased around $60,000 in 2002. Should interest rates rise significantly, management would likely act to mitigate its exposure to the change by converting a portion of its variable-rate debt to fixed-rate debt.

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INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
New Ulm Telecom, Inc.
New Ulm, Minnesota

We have audited the accompanying consolidated balance sheets of New Ulm Telecom, Inc. (a Minnesota corporation) and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Midwest Wireless Holdings L.L.C., a limited partnership, the investment in which, as discussed in Note 4 to the financial statements, is accounted for by the equity method of accounting. The investment in Midwest Wireless Holdings L.L.C. was $13,392,129 and $6,310,830 as of December 31, 2002 and 2001, respectively, and the equity in its net income was $2,788,861, $1,208,636, and $981,668 for the years ended December 31, 2002, 2001, and 2000. The financial statements of Midwest Wireless Holdings L.L.C. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Midwest Wireless Holdings L.L.C., is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of New Ulm Telecom, Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KIESLING ASSOCIATES LLP

West Des Moines, Iowa
February 7, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
New Ulm Telecom, Inc.
New Ulm, Minnesota

We have audited the accompanying consolidated balance sheet of New Ulm Telecom, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Ulm Telecom, Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

OLSEN THIELEN & CO., LTD.

St. Paul, Minnesota
February 21, 2002

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
CURRENT ASSETS		
Cash and cash equivalents	$ 1,914,113	$ 4,245,683
Receivables, net of allowance for doubtful accounts of $100,950 and $24,500	2,626,492	1,878,444
Materials, supplies, and inventories	502,315	966,565
Prepaid expenses	183,751	112,210
	5,226,671	7,202,902
INVESTMENTS AND OTHER ASSETS		
Cellular investments (see note 4)	13,392,129	6,310,830
Goodwill and intangibles, net of amortization (see note 8)	3,246,442	3,248,495
Notes receivable from officer (see note 11)	674,037	687,402
Notes receivable	-	252,854
Other investments	1,042,896	1,154,736
	18,355,504	11,654,317
PROPERTY, PLANT AND EQUIPMENT		
Telecommunications plant	51,864,392	43,032,672
Other property and equipment	2,438,378	2,396,063
Cable television plant	1,850,221	1,539,443
	56,152,991	46,968,178
Less accumulated depreciation	26,423,783	22,973,617
	29,729,208	23,994,561
TOTAL ASSETS	53,311,383	42,851,780

See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2002	2001
CURRENT LIABILITIES		
Current portion of long-term debt	$ 2,514,130	$ 1,866,666
Account payable	2,223,687	593,571
Other accrued taxes	67,842	66,235
Other accrued liabilities	564,188	484,458
	5,369,847	3,010,930
LONG-TERM DEBT, less current portion (see note 7)	20,152,961	15,700,000
DEFERRED CREDITS		
Income taxes (see note 9)	3,651,647	2,285,843
Investment tax credits	6,708	10,251
	3,658,355	2,296,094
STOCKHOLDERS' EQUITY		
Common stock - $1.66 par value, 19,200,000 shares authorized, 5,115,585 shares issued and outstanding	8,525,975	8,525,975
Retained earnings	15,604,245	13,318,781
	24,130,220	21,844,756
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	53,311,383	42,851,780

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

December 31, 2002 and 2001

	2002	2001	2000
OPERATING REVENUES			
Local network	$ 3,565,358	$ 3,126,394	$ 2,677,558
Network access	6,201,044	6,198,446	6,128,831
Billing and collecting	139,053	231,016	283,485
Miscellaneous	408,446	424,237	422,283
Nonregulated	4,020,342	3,354,729	2,973,180
	14,334,243	13,334,822	12,485,337
OPERATING EXPENSES			
Plant operations	1,691,595	1,728,872	1,743,268
Depreciation	3,635,243	2,946,012	2,190,427
Amortization	31,006	129,143	113,824
Customer operations	876,001	687,306	778,836
Corporate operations	2,253,628	2,004,173	1,746,414
Other operating	2,266,385	1,911,141	1,573,000
	10,753,858	9,406,647	8,145,769
OPERATING INCOME	3,580,385	3,928,175	4,339,568
OTHER INCOME (EXPENSE)			
Interest expense	(628,417)	(672,342)	(418,043)
Interest expense - debt retirement	(271,200)	-	-
Interest and dividend income	83,547	83,432	117,096
Interest during construction	42,645	30,442	160,771
Gain on dissolution	1,157,915	-	-
Equity earnings in cellular partnership	2,788,861	1,208,636	981,668
Other investment income (expense)	(129,405)	160,534	(11,796)
	3,043,946	810,702	829,696
INCOME BEFORE INCOME TAXES	6,624,331	4,738,877	5,169,264
INCOME TAXES	2,634,350	1,970,639	2,206,137
NET INCOME	$ 3,989,981	$ 2,768,238	$ 2,963,127
BASIC AND DILUTED NET INCOME PER SHARE	$0.78	$ 0.54	$ 0.57
DIVIDENDS PER SHARE	$0.33	$ 0.33	$ 0.33

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		
	Shares	Amount	Retained Earnings
Balance at December 31, 1999	1,732,455	$ 8,662,275	$ 11,890,307
Retired stock	(500)	(2,500)	(14,250)
Net income	-	-	2,963,127
Dividends	-	-	(1,732,455)
Balance at December 31, 2000	1,731,955	8,659,775	13,106,729
Retired stock	(26,760)	(133,800)	(846,777)
Net income	-	-	2,768,238
Dividends	-	-	(1,709,409)
Three-for-one stock split	3,410,390	-	-
Balance at December 31, 2001	5,115,585	8,525,975	13,318,781
Net income	-	-	3,989,981
Dividends	-	-	(1,704,517)
Balance at December 31, 2002	5,115,585	$ 8,525,975	$ 15,604,245

See Notes to Consolidated Fianancial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,989,981	$ 2,768,238	$ 2,963,127
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,666,249	3,075,155	2,304,251
Undistributed earnings of cellular investment	(1,817,374)	(589,112)	(439,485)
Deferred income taxes	1,365,804	806,879	(31,590)
Deferred investment tax credits	(3,543)	(3,543)	(3,542)
Gain from dissolution	(1,157,915)	-	-
Changes in assets and liabilities:			
(Increase) Decrease in:			
Receivables	(748,048)	(385,156)	(36,014)
Inventories	464,250	894,404	(1,303,654)
Prepaid expenses	(71,541)	15,350	(39,443)
Increase (Decrease) in:			
Accounts payable	(1,928)	(344,446)	(467,435)
Other accrued taxes	1,607	(37,778)	46,007
Other accrued liabilities	79,730	31,785	120,131
Net cash provided by operating activities	5,767,272	6,231,776	3,112,353
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment, net	(7,766,799)	(7,544,751)	(9,054,147)
Change in certificate of deposit	-	-	600,000
Redemption of notes receivable, net of investment	266,219	41,227	(4,317)
Purchase of cellular investments	(4,106,010)	-	-
Other, net	111,840	(202,660)	(294,317)
Net cash used in investing activities	(11,494,750)	(7,706,184)	(8,752,781)
CASH FLOW FROM FINANCING ACTIVITIES			
Principal payment of long-term debt	(4,077,821)	(866,667)	(366,667)
Insurance of long-term debt	9,178,246	8,576,000	6,924,000
Retired stock	-	(980,577)	(16,750)
Dividends paid	(1,704,517)	(1,709,409)	(1,732,455)
Net cash provided by financing activities	3,395,908	5,019,347	4,808,128
Net Increase (Decrease) in Cash and Cash Equvalents	(2,331,570)	3,544,939	(832,300)
Cash and Cash Equivalents at Beginning of Year	4,245,683	700,744	1,533,044
Cash and Cash Equivalents at End of Year	$ 1,914,113	$ 4,245,683	$ 700,744

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

New Ulm Telecom, Inc.'s (Company) principal line of business is providing local telephone service, internet, digital video, and access to long distance telephone service through local exchange networks. The Company owns and operates three independent telephone companies serving seven communities in southern Minnesota, one community in Iowa and the adjacent rural areas. The Company also has investments in cellular entities and a competitive local exchange carrier (CLEC), and operates six cable television systems.

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. Management uses estimates and assumptions in preparing its consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its five wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Accounting Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the operating period. Actual results could differ from those estimates.

Materials, Supplies and Inventories

Materials, supplies and inventories are recorded at the lower of average cost or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at original cost. Additions, improvements or major renewals are capitalized. When telecommunications assets are sold, retired or otherwise disposed of in the ordinary course of business, the cost plus removal costs less salvage is charged to accumulated depreciation. Any gains or losses on non-telecommunications property and equipment retirements are reflected in the current year operations.

Investments and Other Assets

Investments in a cellular telephone and CLEC limited liability company are recorded using the equity method of accounting, which reflects original cost and equity in undistributed earnings and losses, because management of the Company believes they have the ability to significantly influence the operating and financial policies of these companies.

Long-term investments in other companies that are not intended for resale or are not readily marketable are valued at the lower of cost or net realizable value.

Goodwill and Intangibles

In January 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under SFAS 142, the Company no longer amortizes goodwill and intangible assets deemed to have indefinite lives. These assets are subject to periodic impairment tests. Intangible assets with definite lives continue to be amortized.

Revenue Recognition

Revenues are recognized when earned. Local network, cable television and internet revenues are recognized over the period a subscriber is connected to the network. Interstate access revenues are based on settlements with the National Exchange Carrier Association. Interstate access settlements are based on cost studies for New Ulm Telecom, Inc. and by nationwide average cost schedules for two of its subsidiaries, Western Telephone Company and Peoples Telephone Company. Access revenues for New Ulm Telecom, Inc. include estimates which management believes are reasonable, pending finalization of cost studies. Local network and intrastate access revenues are based on tariffs filed with the state regulatory commissions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest During Construction
The Company includes in its telecommunications plant account an average cost of debt used for the construction of the plant.

Cash Equivalents
All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.

Income Taxes and Investment Tax Credits
The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant components of the Company's deferred taxes arise from the basis in property, plant, and equipment due to the use of accelerated depreciation methods for tax and partnerships due to the difference between book and tax income. For financial statement purposes, deferred investment tax credits are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment.

Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company places its cash investments with high credit quality financial institutions in accounts which, at times, may exceed the federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers.

Basic and Diluted Net Income Per Common Share
Basic and diluted net income per common share is based on the weighted average number of shares outstanding of 5,115,585 for 2002, 5,135,655 for 2001, and 5,196,615 for 2000. All per share data has been restated to reflect the three-for-one stock split effective January 10, 2002.

Reclassifications
Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform with the 2002 presentation. These reclassifications had no impact on previously reported net income or shareholders' equity. These reclassifications decreased operating revenues and operating expenses by $329,196 and $336,825 for 2001 and 2000, respectively.

NOTE 2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	December 31,	
	2002	2001
Telecommunications plant	$ 51,864,392	$ 43,032,672
Other property and equipment	2,438,378	2,396,063
Cable television plant	1,850,221	1,539,443
	56,152,991	46,968,178
Less accumulated depreciation	26,423,783	22,973,617
Total property, plant and equipment	$ 29,729,208	$ 23,994,561

Depreciation is computed using the straight-line method based on estimated service or remaining useful lives. The composite depreciation rates on telecommunications plant and equipment for the three years ended December 31, 2002, 2001 and 2000 were 7.4 %, 7.2% and 6.3%, respectively. Other property is depreciated over estimated useful lives of three to fifteen years.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Long-term investments: It was not practicable to estimate a fair value for common stock investments in companies carried on the cost basis due to a lack of quoted market prices. The Company believes the original cost is not impaired at December 31, 2002.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Long-term debt: The fair value of the Company's long-term debt is estimated based on the discounted value of the future cash flows expected to be paid using current rates of borrowing for similar types of debt. Fair value of the debt approximates carrying value.

NOTE 4. CELLULAR INVESTMENTS

Cellular investments include a 9.92% and 7.58% ownership interest in units of Midwest Wireless Holdings L.L.C. (MWH) at December 31, 2002 and 2001, respectively. This entity provides cellular phone service to southern Minnesota, northwestern Iowa and southwestern Wisconsin. The difference between the carrying amount of the MWH investment and the underlying equity in the net assets of MWH at the time of purchase of ownership interests is $1,794,092 as of December 31, 2002, net of accumulated amortization of $156,391. Amortization expense of $48,764 was included as a reduction of cellular investment income in 2001 and 2000.

Cellular investments consist of the following:

	December 31,	
	2002	2001
MWH:		
Cost less accumulated amortization	$ 7,596,308	$ 2,332,383
Cumulative income	10,139,945	7,351,084
Cumulative distributions	(4,344,124)	(3,372,637)
Total	$ 13,392,129	$ 6,310,830

The following is summarized financial information from MWH as of and for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Current assets	$ 12,445,979	$ 17,372,431	$ 14,363,696
Noncurrent assets	305,838,514	285,452,749	250,179,199
Current liabilities	56,909,149	48,394,693	25,397,983
Noncurrent liabilities	124,875,462	137,442,305	130,370,191
Members' equity	136,499,882	117,188,182	108,774,721
Revenues	162,697,183	140,538,515	112,345,743
Operating income	39,641,304	28,018,634	24,545,298
Net income	28,113,520	16,588,360	14,297,071

NOTE 5. RETIREMENT PLAN

The Company's contribution to its 401(k) employee savings plan was $178,994, $166,387 and $ 139,452 in 2002, 2001 and 2000, respectively.

NOTE 6. LINE OF CREDIT

The Company has a 60 month revolving line of credit of $1,640,000 at 1½% over the bank reference rate with the Rural Telephone Finance Cooperative. No amounts were outstanding at December 31, 2002 and 2001 under this line of credit, which matures in August 2003.

NOTE 7. LONG-TERM DEBT

Long-term debt is as follows:

	December 31,	
	2002	2001
Unsecured note payable to Phoenix Home Life Mutual Insurance Company in quarterly installments of $65,000 plus 6.45% interest through December 1, 2008	-	$ 1,820,000
Unsecured note payable to Phoenix Home Life Mutual Insurance Company in quarterly installments of $18,333 plus 6.45% interest through December 1, 2008	-	513,333
Unsecured note payable to Phoenix Home Life Mutual Insurance Company in quarterly installments of $8,333 plus 6.4% interest through December 1, 2008	-	233,333
Unsecured ten year note with the City of Redwood Falls, payable semiannually (beginning in 2002), at a fixed 5% interest rate maturing on January 1, 2013	167,091	-
Secured ten year reducing revolving credit facility to CoBank, ACB in quarterly installments of $250,000 (beginning in 2003) plus a national variable rate of interest through December 20, 2011 (2.82% at December 31, 2002)	9,000,000	-
Secured ten year reducing revolving credit facility to CoBank, ACB in monthly installments of $125,000 (begining in 2002) plus a national variable rate of interest through December 20, 2011 (2,82% and 3.41% at December 31, 2002 and 2001)	13,500,000	15,000,000
	22,667,091	17,566,666
Less Amount due within one year	2,514,130	1,866,666
Long-term debt	$ 20,152,961	$ 15,700,000

Substantially all assets of the Company are pledged as security for the long-term debt under certain loan agreements with CoBank. These mortgage notes are to be repaid in equal quarterly and monthly installments covering principal and interest beginning in the year after issue and expiring by December 20, 2011.

The security and loan agreements underlying the CoBank notes contain certain restrictions on distributions to stockholders, investment in, or loans to others. In addition, the Company is required to maintain certain financial ratios for current assets to current liabilities, net worth to total assets, long-term debt to operating cash flow and debt service coverage.

Principal payments required during the next five years are:

2003	$2,514,130
2004	$2,514,845
2005	$2,515,597
2006	$2,516,387
2007	$2,517,216

Cash payments for interest, net of amounts capitalized, were $549,704 and $683,189 in 2002 and 2001, respectively.

During 2002, the Company paid off the remaining balances on its loans with Phoenix Mutual Life. Interest and fees of $271,200 were incurred in connection with the extinguishment of this debt.

NOTE 8. GOODWILL AND INTANGIBLES

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS No. 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but are instead tested for impairment on at least an annual basis.

At December 31, 2002, the Company had goodwill for wireline acquisitions of $3,218,906, net of amortization of $1,360,442, and goodwill associated with equity investments, included in cellular investments, of $4,890,389, net of amortization of $156,391. The Company determined that these assets have indefinite useful lives and ceased amortization effective January 1, 2002.

During 2002, the Company tested the value of its goodwill as required by SFAS No. 142. The Company determined that the carrying value of these assets was not impaired.

Goodwill and other non-amortizable intangibles consist of the following:

	2002	2001
Balance Beginning of Year	$ 5,012,929	$ 5,175,467
Goodwill acquired	3,096,366	-
Goodwill amortized	-	(162,538)
Balance End of Year	$ 8,109,295	$ 5,012,929
Included under the caption at year end:		
Goodwill and tangibles	$ 3,218,906	$ 3,218,906
Cellular investments	4,890,389	1,794,023
	$ 8,109,295	$ 5,012,929

Amortizable intangibles consist of the following:

	2002	2001
Balance Beginning of Year	$ 29,589	-
Intangibles acquired	-	30,785
Intangibles amortization	(2,053)	(1,196)
Balance End of Year	$ 27,536	$ 29,589

The following table adjusts prevously reported net income to exclude amortization expense recognized from goodwill as if SFAS No. 142 had been in effect in 2001 and 2000:

	2002	2001	2000
Reported net income	$ 3,989,981	$ 2,768,238	$2,963,127
Goodwill amortization (net of income taxes of $67,614 and $69,401 for 2001 and 2000)	-	94,924	93,137
Adjusted net income	$ 3,989,981	$ 2,863,162	$3,056,264
Basic and diluted earnings per share:			
Reported net income	0.78	0.54	0.57
Goodwill amortization	-	0.02	0.02
Adjusted net income	0.78	0.56	0.59

NOTE 9. INCOME TAXES AND INVESTMENT TAX CREDITS

Income taxes reflected in the Consolidated Statements of Income consist of the following:

	Years Ended December 31,		
	2002	2001	2000
Taxes currently payable:			
Federal	$ 827,468	$ 873,398	$1,669,697
State	444,621	293,905	571,572
Deferred income taxes	1,365,804	806,879	(31,590)
Amortization of investment tax credits	(3,543)	(3,543)	(3,542)
Total income tax expense	$ 2,634,350	$1,970,639	2,206,137

The differences between the statutory federal tax rate and the effective tax rate were as follows:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
Effect of:			
Surtax exemption	-1.0%	-1.0%	-1.0%
State income taxes, net of federal tax benefit	6.7%	6.5%	6.5%
Amortization of investment tax credits	-0.1%	-0.1%	-0.1%
Non-deductible expenses	0.4%	1.4%	1.5%
Other, net	-1.2%	-0.2%	0.8%
Effective tax rate	39.8%	41.6%	42.7%

Deferred income taxes reflected in the Consolidated Balance Sheets are summarized as follows:

	December 31,	
	2002	2001
Deferred Tax (Assets)/ Liabilities		
Depreciation	$ 3,207,677	$ 2,160,628
Partnership basis	592,523	228,744
Other	(148,553)	(103,529)
Total	$ 3,651,647	$ 2,285,843

Cash payments for income taxes were $2,068,031 and $1,530,207 in 2002 and 2001, respectively.

NOTE 10. GAIN ON DISSOLUTION

In January of 2002, Cherokee Cellular, Inc. and Three Lakes Cellular, Inc. were dissolved. These corporations contained units in Midwest Wireless Holding. Peoples Telephone company owned stock in each corporation. The units of Midwest Wireless Holding were transferred directly to the shareholders of Cherokee Cellular, Inc. and Three Lakes Cellular, Inc. The Company recognized a nonmonetary gain of $1,157,915 on the transfer of units in Midwest Wireless Holdings.

NOTE 11. RELATED PARTY TRANSACTIONS

The officer note receivable is secured by 153,690 shares of New Ulm Telecom, Inc. common stock and has a 6.09% interest rate. A prior, variable interest rate note became due on January 1, 2001 and was renewed. This note requires an annual payment of $55,228, including interest, with payments commencing on January 1, 2002 and a final balloon payment due on January 1, 2006.

NOTE 12. COMMITMENTS

The Company's capital budget for 2003 is approximately $2,400,000, which will be financed through internally generated funds. As of December 31, 2002, the Company has no purchase commitments.

NOTE 13. NONCASH INVESTING ACTIVITIES

Noncash investing activities included $1,781,447, $149,403 and $496,393 during the years ended December 31, 2002, 2001 and 2000, respectively, relating to plant and equipment additions placed in service during 2002, 2001 and 2000, respectively, which are reflected in accounts payable at year end.

NOTE 14. SEGMENT INFORMATION

The Company is organized into five business segments: New Ulm Telecom, Inc., three of its wholly-owned subsidiaries (Western Telephone Company, Peoples Telephone Company, and New Ulm Phonery, Inc.), and a cellular investment recorded using the equity method of accounting. No single customer accounted for a material portion of the Company's revenues in any of the last three years. The cellular investment is the Company's investment in Midwest Wireless Holdings L.L.C. and is shown using the proportionate method.

Segment information is as follows:

	New Ulm Telecom, Inc.	Western Telephone Company	Peoples Telephone Company	New Ulm Phonery, Inc.	Cellular Investments
Year Ended December 31, 2002:					
Operating Revenues	$ 8,631,748	$ 2,332,222	$ 997,627	$ 2,081,868	$ 16,139,561
Operating Expenses	7,555,546	1,223,263	597,458	1,255,929	12,207,143
Operating Income	1,076,202	1,108,959	400,169	825,939	3,932,418
Interest Expense	(580,080)	(107,760)	(116,500)	(5,955)	(801,375)
Cellular Investment Income	-	-	-	-	-
Gain on Dissolution	-	-	1,157,915	-	-
Other Investment Income	21,394	2,084	(27,450)	759	(342,182)
Income Before Income Taxes	$ 517,516	$ 1,003,283	$ 1,414,134	$ 820,743	$ 2,788,861
Depreciation and Amortization	$ 2,969,242	$ 390,469	$ 148,950	$ 157,588	$ 1,916,390
Total Assets	$ 67,261,902	$ 10,151,203	$ 5,341,543	$ 4,195,423	$ 31,573,822
Capital Expenditures	$ 6,828,746	$ 716,534	$ 118,340	$ 103,179	$ 3,164,667
Year Ended December 31, 2001:					
Operating Revenues	$ 7,687,791	$ 2,341,132	$ 1,042,744	$ 1,895,268	$ 10,601,290
Operationg Expenses	6,493,827	1,063,092	552,100	1,144,518	8,526,239
Operating Income	1,193,964	1,278,040	490,644	750,750	2,075,051
Interest Expense	(620,072)	(36,029)	(16,241)	-	(713,755)
Cellular Investment Income	-	-	-	-	-
Other Investment Income	65,049	4,744	202,739	1,876	(152,660)
Income Before Income Taxes	$ 638,941	$ 1,246,755	$ 677,142	$ 752,626	$ 1,208,636
Depreciation and Amortization	$ 2,431,752	$ 385,197	$ 135,024	$ 123,182	$ 1,692,507
Total Assets	$ 52,070,721	$ 9,996,520	$ 4,149,850	$ 3,634,562	$ 22,969,308
Capital Expenditures	$ 6,723,454	$ 181,906	$ 206,403	$ 432,988	$ 2,562,355
Year Ended December 31, 2000:					
Operating Revenues	$ 6,986,102	$ 2,315,435	$ 992,151	$ 1,890,770	$ 8,405,266
Operating Expenses	5,337,563	1,026,332	516,148	1,170,316	6,647,251
Operating Income	1,648,539	1,289,103	476,003	720,454	1,758,015
Interest Expense	(358,985)	(40,639)	(18,419)	-	(655,807)
Cellular Investment Income	-	-	-	-	-
Other Investment Income	204,660	12,049	46,504	2,858	(120,540)
Income Before Income Taxes	$ 1,494,214	$ 1,260,513	$ 504,088	$ 723,312	$ 981,668
Depreciation and Amortization	$ 1,675,965	$ 374,215	$ 118,800	$ 135,271	$ 1,217,258
Total Assets	$ 42,770,269	$ 9,286,654	$ 3,766,987	$ 3,147,447	$ 20,052,351
Capital Expenditures	$ 8,507,375	$ 367,813	$ 78,410	$ 100,549	$ 9,417,650

	Segment Totals	Others	Eliminations	Consolidated
Year Ended December 31, 2002:				
Operating Revenues	$ 30,183,026	$ 675,046	$ (16,523,829)	$ 14,334,243
Operating Expenses	22,839,339	505,930	(12,591,411)	10,753,858
Operating Income	7,343,687	169,116	(3,932,418)	3,580,385
Interest Expense	(1,611,670)	(89,322)	801,375	(899,617)
Cellular Investment Income	-	-	2,788,861	2,788,861
Gain on Dissolution	1,157,915	-	-	1,157,915
Other Investment Income	(345,395)	-	342,182	(3,213)
Income Before Income Taxes	$ 6,544,537	$ 79,794	$ -	$ 6,624,331
Depreciation and Amortization	$ 5,582,639	$ -	$ (1,916,390)	$ 3,666,249
Total Assets	$ 118,523,893	$ 7,332,933	$ (72,545,443)	$ 53,311,383
Capital Expenditures	$ 10,931,466	$ -	$ (3,164,667)	$ 7,766,799
Year Ended December 31, 2001:				
Operating Revenues	$ 23,568,225	$ 697,083	$ (10,930,486)	$ 13,334,822
Operationg Expenses	17,779,776	482,306	(8,855,434)	9,406,647
Operating Income	5,788,449	214,777	(2,075,051)	3,928,175
Interest Expense	(1,386,097)	-	713,755	(672,342)
Cellular Investment Income	-	-	1,208,636	1,208,636
Other Investment Income	121,748	-	152,660	274,408
Income Before Income Taxes	$ 4,524,100	$ 214,777	$ -	$ 4,738,877
Depreciation and Amortization	$ 4,767,662	$ -	$ (1,692,507)	$ 3,075,155
Total Assets	$ 92,820,961	$ 5,933,600	$ (55,902,781)	$ 42,851,780
Capital Expenditures	$ 10,107,106	$ -	$ (2,562,355)	$ 7,544,751
Year Ended December 31, 2000:				
Operating Revenues	$ 20,589,724	$ 637,704	$ (8,742,091)	$ 12,485,337
Operating Expenses	14,697,610	432,235	(6,984,076)	8,145,769
Operating Income	5,892,114	205,469	(1,758,015)	4,339,568
Interest Expense	(1,073,850)	-	655,807	(418,043)
Cellular Investment Income	-	-	981,668	981,668
Other Investment Income	145,531	-	120,540	266,071
Income Before Income Taxes	$ 4,963,795	$ 205,469	$ -	$ 5,169,264
Depreciation and Amortization	$ 3,521,509	$ -	$ (1,217,258)	$ 2,304,251
Total Assets	$ 79,023,708	$ 5,301,942	$ (49,367,362)	$ 34,958,288
Capital Expenditures	$ 18,471,797	$ -	$ (9,417,650)	$ 9,054,147

Supplementary Financial Information

UNAUDITED QUARTERLY OPERATING RESULTS

	Quarter Ended			
	March 31	June 30	September 30	December 31
2002				
Revenues	$ 3,666,152	$ 3,699,541	$ 3,554,737	$ 3,413,813
Operating Income	1,087,180	1,053,457	579,817	859,931
Net Income	1,618,275	966,870	641,733	763,103
Basic and Diluted Net Income per Share	0.32	0.19	0.13	0.14
2001				
Revenues	$ 3,225,165	$ 3,330,520	$ 3,234,741	$ 3,544,396
Operating Income	894,781	871,762	968,058	1,193,574
Net Income	654,367	754,903	619,257	739,711
Basic and Diluted Net Income per Share	0.13	0.15	0.12	0.14

All per share data has been restated to reflect the three-for-one stock split effective January 10, 2002.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Effective November 18, 2002, Olsen Thielen & Co., Ltd. (O&T) was dismissed as the Company's independent auditors. O&T's reports on the audited financial statements for the year ended December 31, 2001, did not contain adverse, qualified or modified opinions. The change in accountants was recommended by the Board of Directors. There were no disagreements with O&T. On November 26, 2002 the Board of Directors appointed Kiesling Associates LLP as the Company's independent auditors.










SPRINGFIEL



NU-Telecom is proud to be a community based operation serving our friends, neighbors, and associates. Customers appreciate the value of doing business with people they know and trust.



James Jensen
Chairman of the Board
Marketing Consultant and
Sales Representative,
Kohls-Weelborg Dealerships
Springfield, MN



Rosemary Dittrich
Part owner and Corporate
Secretary of D & A Truck Line
New Ulm, MN



Mary Ellen Domeier
CEO of Valley Bank & Trust
New Ulm, MN



Duane Lambrecht
Owner, President and CEO
of Shelter Products, Inc.
New Ulm, MN



Perry Meyer
Owner and operator of family
grain and livestock farm
New Ulm, MN



Gary Nelson
Retired President of
The Insurance Group
New Ulm, MN



Robert Ranweiler
C.P.A. and a principal of
Biebl, Ranweiler & Co. Chtd.
Certified Public Accountants
New Ulm, MN

BOARD OF DIRECTORS

CORPORATE OFFICERS



Bill Otis
President



Barbara Bornhoft
Vice-President/Secretary



Christopher Hopp
Treasurer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

New Ulm Telecom, Inc.
27 North Minnesota Street
New Ulm, MN 56073-0697

P.O. Box 697
New Ulm, MN 56073-0697

(507) 354-4111
(888) 873-6853 Toll Free
(507) 354-1982 Fax

www.newulmtel.net

OTHER OFFICE LOCATIONS

22 South Marshall
Springfield, MN 56087
(507) 723-4211

221 Main Street
Aurelia, IA 51005
(712) 434-5989

137 East 2nd Street
Redwood Falls, MN 56283
(507) 627-4111

ANNUAL MEETING

Shareholders are encouraged to attend the Annual Meeting of New Ulm Telecom, Inc. It will be held at the New Ulm Civic Center, located at 1212 N. Franklin St. in New Ulm, MN.

LEGAL COUNSEL

Berens, Rodenberg &
O'Connor, Chtd.
519 Center Street
New Ulm, MN 56073

INDEPENDENT AUDITORS

Kiesling Associates LLP
7780 Office Plaza Drive S. 18[illegible]
West Des Moines, IA 50266-2336
(515) 223-0159

FORM 10-K

Shareholders may receive, without charge, a copy of the Company's 10-K report to the Securities and Exchange Commission by writing to:

Bill Otis, President
New Ulm Telecom, Inc.
27 North Minnesota Street
P.O. Box 697
New Ulm, MN 56073-0697

NEW ULM TELECOM, INC. P.O. BOX 697 NEW ULM, MN 56073
507.354.4111 WWW.NEWULMTEL.NET